[redacted]

13010601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton (City) — Massachusetts (State) — 02459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive (Address); McLean (City) — Virginia (State) — 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Mulkern, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

CINDY LAM-YEE
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES
MARCH 12, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Financial Statements and Supplementary Schedules
Index
December 31, 2012

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Stockholder of Upromise Investments, Inc.:

We have audited the accompanying financial statements of Upromise Investments, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Upromise Investments, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III, is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

McLean, VA
February 28, 2013

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	11,990,400
Cash segregated under federal and other regulations		500,000
Accounts receivable		2,077,344
Capitalized contract acquisition costs, net of accumulated amortization of $624,750		845,250
Prepaid expenses		418,789
Securities owned, not readily marketable, at estimated fair value		7,497
Deferred tax asset		587,579
Total assets	$	16,426,859
Liabilities and Stockholder's Equity		
Due to related parties, net	$	515,260
Accrued expenses		931,513
Taxes payable to Parent		3,304,066
Total liabilities		4,750,839
Commitments and contingencies (Note 7)		
Common stock, $.01 par; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		844,396
Retained earnings		10,831,623
Total stockholder's equity		11,676,020
Total liabilities and stockholder's equity	$	16,426,859

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Income
Year Ended December 31, 2012

Revenues	
Service fees	$ 17,591,569
Underwriting Fees	642,113
Total revenues	18,233,682
Expenses	
Compensation and benefits	5,770,786
Computer operations	953,197
Professional fees	598,845
Promotional expenses	1,457,854
General and administrative	774,767
Occupancy	405,292
Total expenses	9,960,742
Net income before provision for income taxes	8,272,940
Provision for income taxes	3,292,510
Net income	$ 4,980,430

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2011	100	$ 1	$ 844,396	$ 10,851,193	$ 11,695,590
Net income	-	-	-	4,980,430	4,980,430
Dividend paid	-	-	-	(5,000,000)	(5,000,000)
Balance at December 31, 2012	100	$ 1	$ 844,396	$ 10,831,623	$ 11,676,020

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities	
Net income	$ 4,980,430
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on securities	(258)
Decrease in cash segregated under federal and other regulations	53,464
Decrease in accounts receivable	212,767
Depreciation and amortization expense	147,000
Increase in prepaid expenses	(1,292)
Decrease in deferred tax asset	(19,081)
Decrease in due to related parties, net	(1,330,855)
Increase in accrued expenses	562,763
Increase in taxes payable to Parent	326,030
Total adjustments	(49,462)
Net cash provided by operating activities	4,930,968
Cash flows from financing activities:	
Dividend paid	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net increase in cash	(69,032)
Cash, beginning of year	12,059,432
Cash, end of year	$ 11,990,400
Cash disbursements made for:	
Income taxes paid to Parent	$ 2,985,562

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"), which is a wholly-owned subsidiary of SLM Corporation ("SLM"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Municipal Securities Rulemaking Board, Securities Investor Protection Corporation and National Securities Clearing Corporation.

The Parent was purchased by SLM on August 22, 2006. The purchase accounting has not been pushed down for purposes of stand-alone financial statement presentation.

The Company has agreements to provide program management, transfer and servicing agent and administration services for various college savings programs ("529 Plans"). The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with Upromise Investment Advisors, LLC ("UIA") under which UIA will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company and UIA are affiliated through common ownership.

The underlying assets in the 529 Plans are invested in mutual funds, exchange-traded funds, FDIC-insured savings accounts or separate accounts ("underlying investments") recommended by the Company. The Company has entered into agreements with various leading investment managers who are responsible for the day-to-day management of the underlying investments. The majority of the assets in the Company's 529 Plans are invested by The Vanguard Group in proprietary funds of the firm.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash
Cash includes demand bank deposits only.

Cash Segregated Under Federal and Other Regulations
In 2010, the Company opened a restricted cash account designated as collateral for any obligations or overdrafts in connection with the bank that performs same day funds settlements through the National Securities Clearing Corporation ("NSCC") on behalf of the Company. The Company funded this account with the minimum balance required by the bank of $500,000. As of December 31, 2012 the amount of cash in this account was $500,000

Accounts Receivable
All accounts receivable are expected to be collected within one year. Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2012 there are no accounts where collection appears unlikely or collectability is uncertain. Further, there were no accounts charged off in 2012.

Revenue Recognition
Service fees represent the distribution fee component of the program management fees earned under the 529 Plan agreements. Distribution fees are earned for the broker-dealer related activities performed by the Company intended to result in the sale of 529 Plan units. The fees are calculated daily, and paid monthly, based upon the net assets in the underlying investments or the number of funded accounts in the 529 Plans. Underwriting revenues represent the portion of the sales load that the Distributor (the Company) is paid on Advisor Plan Class A contributions. The underwriting fee is calculated at the time the contribution is made and paid to the Company weekly.

Income Taxes
The Company is included in the consolidated income tax returns filed by SLM. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount

which is more likely than not realizable. Current and deferred tax liabilities are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional paid-in capital.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest related to unrecognized tax benefits, if any, in income tax expense and penalties, if any, in operating expenses.

Accounting for Stock-Based Compensation

Excess tax benefits from tax deductions on the exercise of share-based payments exceeding the deferred tax assets from the cumulative compensation cost previously recognized are classified as cash inflows from financing activities in the consolidated statement of cash flows. There was no excess tax benefit for the year ended December 31, 2012.

SLM grants stock-based compensation to Company employees under its equity compensation plans in effect at the relevant time. Awards may be in the form of stock, stock options, or restricted stock.

Stock-based compensation cost related to stock options recognized in the statement of income for the year ended December 31, 2021 was $82,766 and included in compensation and benefits on the statement of income. The related income tax benefit for the year ended December 31, 2012 was $32,510. As of December 31, 2012, there was $28,482 of total unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 1.4 years.

Capitalized Contract Acquisition Costs

A contract acquisition payment of $1,470,000 was made in connection with the State of Indiana 529 plan agreements, executed in September 2008. The payment has been capitalized as an asset. The asset is amortized on a straight-line basis over the life of the 10 year contract, and the amortization is recorded as contra-revenue. During the year ended December 31, 2012, amortization of the contract acquisition payment totaled $147,000, resulting in total accumulated amortization of $624,750. Management evaluates this asset annually for impairment. Since there have been no changes to the State of Indiana 529 plan agreement since inception of the contract, no impairment was recognized during the year ended December 31, 2012.

Prepaid Expenses

Prepaid expenses include advance commissions, prepaid licenses, and other upfront fees. As of December 31, 2012, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C shares sold to participants in various 529 plans. These amounts are paid by the Company monthly and capitalized. The assets are amortized on a straight-line basis over one year, consistent with the period over which the Company is paid distribution fees related to these shares. The amortization is recorded as contra-revenue.

3. Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among wholly unrelated parties.

Dividend
In 2012, the Company declared and paid a cash dividend to the Parent of $50,000 per share, or $5,000,000, on the 100 outstanding shares of common stock of the Company.

Transactions with SLM
SLM pays substantially all the accounts payable and payroll on behalf of the Company and SLM is reimbursed through the Due to related parties, net account on a routine basis. Sallie Mae, Inc., ("SMI"), a wholly owned subsidiary of SLM, provides general overhead services, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services, to the Company which are charged by SMI to the Company. At December 31, 2012, the net amount of cash owed from the Company to SLM was $915,974, and is shown in Due to related parties, net.

Transactions with the Parent
The Company has an expense sharing arrangement whereby the Parent will provide for substantially all facilities related, and technical support functions such as desktop and other network support functions for the Company. Facilities related expenses for the year totaled $360,006, and technical support expenses totaled $167,544. These costs are included in occupancy and computer operations expense, respectively, within the statement of income. At December 31, 2012, the net amount of cash owed from the Company to the Parent was $582,624, and is shown in Due to related parties, net.

Transactions with UIA
In general, the Company and UIA jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans. All broker-dealer related expenses are incurred directly by the Company. Other operating expenses are shared between the Company and UIA pursuant to an expense sharing agreement whereby 30% of the shared expenses are allocated to the Company. In 2012, the 30% allocation represented $8,102,385 in expenses which are included in compensation and benefits, computer operations, professional fees, promotional expenses and general and administrative costs within the statement of income. The majority of these expenses are paid by SLM and reimbursed by the Company on a routine basis. Costs which are specifically incurred by the Company or UIA are expensed accordingly and not shared.

The Company also receives contract payments on behalf of UIA, and UIA receives payments on behalf of the Company, for certain 529 plans. Fees for services performed for these 529 Plans by both the Company and UIA are remitted in the aggregate to the Company or UIA. Pursuant to a documented policy, the Company and UIA generally share revenue when each company provides services to a 529 Plan on a 30% and 70% basis respectively. The Company accounts for the UIA portion of payments it receives as pass-through activity and net cash is remitted on a monthly basis, in arrears. At December 31, 2012, the net amount of cash owed to the Company from UIA was $983,338, and is shown in Due to related parties, net.

Income Taxes
Income taxes calculated for the Company on a separate company basis (See Note 5 below) are paid through the Parent. At December 31, 2012, taxes payable to the Parent were $3,304,066.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregated indebtedness. At December 31, 2012, the Company had net capital of $6,639,561 which was $6,322,839 in excess of its required net capital of $316,722. As of December 31, 2012, the Company's net capital of $6,639,561 included a reduction of $600,000 resulting from a lapse of the Company's Fidelity Bond coverage in December 2012. This reduction was reversed in February 2013 when the Company obtained a new Fidelity Bond.

5. Income Taxes

Federal and state income taxes are calculated as if the Company filed a separate income tax return. The components of the provision for income taxes are as follows:

	2012
Current Provision	
Federal	$2,639,439
State	672,153
Total Current Provision	$3,311,592
Deferred Provision	
Federal	$ (20,836)
State	1,754
Total Deferred Provision	(19,082)
Provision for Income Tax Expense	$ 3,292,510

The effective tax rate is 39.80% and varies from the U.S. federal statutory rate of 34% due to the impact of state taxes, net of federal benefit. The Company has a current tax liability to its Parent of $3,304,066. The deferred tax asset of $587,579 is primarily related to the federal benefit of state tax liabilities to be settled with the Parent, de minimis computer hardware and software costs, and stock compensation differences.

The Company has no uncertain tax positions as of December 31, 2012.

6. Defined Contribution Plan

The SLM 401(k) Retirement Savings Plan covers substantially all employees of the Company. Effective October 1, 2008 SLM matches on an annual basis up to 100 percent on the first 3 percent of contributions and 50 percent on the next 2 percent of contributions after one year of service, and all eligible employees received a 1 percent core employer contribution.

Aggregate SLM contributions to these plans for employees of the Company totaled $161,807 for the year ended December 31, 2012.

7. Commitments and Contingencies

The Company's program management contracts with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

The Company is subject to various claims, lawsuits and other actions that arise in the normal course of business. Management believes that these claims, lawsuits or other actions will not have a material adverse effect on its business, financial condition or results of operations.

The Company, pursuant to certain of its program management contracts, has annual commitments to pay marketing and administrative costs for the respective States. The total future contractual commitments for the Company are $1,943,042. The following schedule summarizes the annual commitments:

2013	$	397,500
2014		397,500
2015		350,625
2016		307,667
2017 and thereafter		489,750
Total	$	1,943,042

The total future commitment is $12,879,792, of which $10,936,750 is allocated to UIA, and not shown above.

8. Concentrations and Risks

The Company generates the majority of its revenues by providing services to various 529 Plans. Fees for such services are primarily asset-based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets or legislative changes impacting the 529 college savings market, in general.

For the year ended December 31, 2012, revenue from three 529 Plans accounted for 56% of total revenue. Two of these three 529 Plans representing 45% of 2012 revenue are subject to renewal in 2018, while the third 529 Plan, representing 11% of 2012 revenue, is subject to renewal in 2020, based on State procurement rules.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

9. Subsequent Events

The Company has evaluated any events subsequent to December 31, 2012, and their impact on the reported results and disclosures, through February 28, 2012, the date these financial statements were issued. No material significant events were identified.

Upromise Investments, Inc.
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Total ownership equity from Statement of Financial Condition	$	11,676,020
Less - Nonallowable assets (see below)		4,428,962
Less - Other securities		7,497
Less - Fidelity Bond requirement		600,000
Net capital		6,639,561
Less - Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		316,722
Excess net capital	$	6,322,839
Total non-allowable assets from Statement of Financial Condition		
Description		
Accounts receivable	$	2,077,344
Capitalized contract acquisition costs		845,250
Prepaid expenses		418,789
Deferred tax asset		587,579
Cash segregated under federal and other regulations		500,000
	$	4,428,962

Reconciliation with Company's computation (included in Part II of Form X-17A-5 filed by the Company on January 25, 2013)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	7,343,481
Adjustment to decrease deferred tax asset		(77,807)
Adjustment to increase tax expense		(11,555)
Adjustment to increase compensation and severance		(14,558)
Adjustment to reflect Fidelity Bond requirement		(600,000)
Net capital per above	$	6,639,561

Upromise Investments, Inc.
Schedule II- Computation for Determination of Reserve Requirements Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2012

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Total credit items	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of reserve requirements and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 24, 2012.

Upromise Investments, Inc.
Schedule III- Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3:	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	-

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Stockholder of Upromise Investments, Inc.:

In planning and performing our audit of the financial statements of Upromise Investments, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To Shareholder of Upromise Investments, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Upromise Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. The Company did not report any adjustments on page 2, items 2b and 2c of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Upromise Investments, Inc.
95 Wells Ave; Suite 160
Newton, MA 02459-3216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Mulkern, 617-631-1570

2. A. General Assessment (item 2e from page 2) $45,584.21

B. Less payment made with SIPC-6 filed (exclude interest) (23.838.54)
07/20/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $21,745.67

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $21,745.67

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Upromise Investments, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19th day of February , 20 13 .

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20__
and ending __________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $18,233,682

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $18,233,682

2e. General Assessment @ .0025 $45,584.21

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments_ If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

Upromise Investments, Inc.

(An Indirect Wholly-Owned Subsidiary of SLM Corporation)

Financial Statements and Supplementary Schedules Pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2012 and For the Year then Ended